                                                                    Exhibit 99.1

                                                                   [OLICOM LOGO]


                  OLICOM A/S ANNOUNCES RESULTS OF TENDER OFFER

Copenhagen, Denmark - August 12, 2002 -- Olicom A/S (OTCBB: OLCME) today announced the final figures with respect to its recent offer to acquire all common shares held by holders of 1,000 or fewer shares for US$1.10 in cash. Olicom accepted offers of 187,978 common shares from 604 beneficial holders, and has or will disburse US$206,775.80 in payment therefor. The tender offer expired on July 26, 2002.

         The tender offer was made as part of Olicom's plan to deregister its common shares under United States securities laws. Olicom is continuing to undertake actions for the purpose of deregistering its common shares; however, Olicom has not made a determination as to a date for effecting same.

ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to Olicom's established business network and infrastructure. More information about Olicom is available from its SEC filings or by contacting Olicom directly. Information is also available on Olicom's Web site at www.olicom.com.

CONTACTS

Boje Rinhart
President and Chief Executive Officer
Tel:  +45 45 270000

                                       ***